Benjamin Goodman

EDUCATION

Scio High School *June 1995*
GPA: 4.0

EXPERIENCE

J A Goodman, Inc. *Aug 1993 – Dec 2020*
Family remodeling and construction business.
Vice-President.

Happy to Clean *Jan 2012 – Present*
Residential cleaning business.
Owner.

Milky Fork Farm *Mar 2015 – Present*
CSA farm.
Owner/operator.

Farm Generations Cooperative *Jan 2023 – Present*
Board member.